

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

Via E-mail
Mackie Barch
President, Chief Executive Officer and Chairman
Sunpeaks Ventures, Inc.
9337 Fraser Avenue.
Silver Spring, MD 20910

> **Re: Sunpeaks Ventures, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed July 27, 2012**
> **File No. 000-54523**

Dear Mr. Barch:

   We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We reissue comment five of our letter dated March 13, 2012. Please disclose the percentage of revenue generated by each class of your products or services, including specialty drugs, for your most recent fiscal periods.

2.   We partially reissue comment eight of our letter dated March 13, 2012. Please describe in greater detail your current established vendor relationships. In particular, we note that you do not have written agreements with vendors. Discuss your business relationship in the absence of written agreements.

3.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide an executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and

results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

4.   Please explain the basis for the statement on page 20 that you plan to satisfy your short term cash needs through cash flow from operations. In the same paragraph you clearly state that you are not generating positive cash flows from operations. Please advise or revise. In addition, please update to state the cash balance as of a more recent practicable date. Lastly, given the limited cash of the company and the current burn rate of $150,000 please discuss in greater detail your sources of liquidity.

5.   Please add back to the beneficial ownership table the total percentage of all classes that vote together for Mr. Barch and the officers and directors as a group. In addition, when discussing Mr. Barch's control, please disclose the total percentage of ownership of all classes that vote together.

6.   Please disclose the material terms of the agreement between HDS and Mr. Barch and file the agreement as an exhibit. In addition, please discuss the compensation paid to Mr. Barch in 2011. We note that the $7,000 every two weeks would result in more compensation than the amount reflected in the table.

7.   Please explain the statement regarding the imputed interest on the loan from Mr. Barch when you state the loans have no interest. In addition, please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction. Lastly, the financial statements reflect related party loans of $376,745 as of December 31, 2011. The disclosure in this section does not appear to cover this entire amount. Please reconcile.

8.   Please reconcile the amount purchased from HDS with the amount reflected in the financial statements.

9.   Please disclose the exemption relied upon for the March 1, 2012 transaction and the facts supporting your reliance upon the exemption. Provide the facts supporting your reliance upon Section 4(2) for the February 16, 2012 transaction.

10.   We reissue prior comment 15. It remains unclear why you cannot file the agreement with Walgreens relating to sales in the State of Florida. If there is a written agreement please file that agreement even if it is not a single written contract. If there is no written

agreement please file a written description of the contract. Refer to Compliance & Disclosure Interpretations, Regulation S-K, 146.04 for guidance.

11.   We reissue prior comment 16. Please file the exhibits in proper electronic format, as previously requested.

Item 9.01 Financial Statements and Exhibits, page 32

12.   Please revise this section to eliminate the reference to "Shell Company Transactions" in Exhibit 99.1 as the financial statements included in Exhibit 99.1 are related to Healthcare Distribution Specialists, Inc.

Exhibit 99.1

Notes to the Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page 8

13.   We note you have recognized $590,000 of related party revenue, of which $245,000 is related to Healthrite. Please disclose the nature of the related party arrangement(s) for the balance of your related party sales and disclose how you account for these arrangements.

Form 10-Q for Fiscal Quarter Ended March 31, 2012, filed June 11, 2012

14.   Please provide a more detailed discussion of the factual basis alleged to underlie the proceeding.

Consolidated Financial Statements

Consolidated Balance Sheet, page 5

15.   We note the equity accounts for the fiscal year ended December 31, 2011 are inconsistent with the equity accounts for the same period presented in your pro forma financial statements included in Exhibit 99.2. Given the financial statements presented in this Form 10-Q are on a post-merger basis the equity accounts should reflect the retroactive recapitalization as presented in your pro forma financial statements. Please revise.

Form 10-Q for the six months ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18
Going Concern, page 18

16.   You disclose here that the auditor indicated in a footnote to the financial statements its uncertainty as to your ability to continue as a going concern. We note this disclosure was also provided in the March 31, 2012 Form 10-Q. Please note that the financial statements and related footnotes are the responsibility of management and are not the appropriate place for the auditors to express their views. Management should address its views concerning liquidity and operating difficulties and plans in place to eliminate these difficulties. Accordingly, please confirm to us that in future filings, the financial statement footnotes will not include any views of the auditor and the Going Concern section will not refer to views of the auditor presented in the financial statement footnotes.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director

cc: (via e-mail) Gregg Jaclin, Esq.